Exhibit 99.140

CONSENT OF O. JAY GATTEN

The undersigned hereby consents to the reference of the undersigned’s name included or incorporated by reference in the Registration Statement on Form 40-F being filed by Energy Fuels Inc. (the “Company”) with the United States Securities and Exchange Commission, and any amendments thereto, in connection with (1) the technical report entitled “NI 43-101 Technical Report on the San Rafael Uranium Project (Including the: Deep Gold Uranium Deposit and the Down Yonder Uranium Deposit) Emery County, Utah”) dated March 21, 2011 (the “San Rafael Technical Report”), (2) the Annual Information Form of the Company dated December 17, 2011, which includes reference to the undersigned in connection with information relating to the San Rafael Technical Report and the properties described therein, (3) the Annual Information Form of the Company dated December 20, 2012, which includes reference to the undersigned in connection with information relating to the San Rafael Technical Report and the properties described therein, (4) the Management Information Circular of the Company dated January 10, 2012, which includes reference to the undersigned in connection with information relating to the San Rafael Technical Report, and properties described therein, (5) the Company’s Management Discussion and Analysis for the period ended June 30, 2012, which includes reference to the undersigned in connection with information relating to the San Rafael Technical Report, and the properties described therein, (6) the Company’s Management Discussion and Analysis for the period ended March 31, 2012, which includes reference to the undersigned in connection with information relating to the San Rafael Technical Report, and the properties described therein, and (7) the Company’s Management Discussion and Analysis for the period ended December 31, 2011, which includes reference to the undersigned in connection with information relating to the San Rafael Technical Report, and the properties described therein.

/s/ O. Jay Gatten
O. Jay Gatten, Utah Professional Geologist

Date: November 15, 2013